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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

(Amendment No. ____)

RXi Pharmaceuticals Corporation
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
74978T109
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74978T109	Page	2	of	5

1	NAMES OF REPORTING PERSONS CytRx Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) 58-1642740

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,268,881

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,268,881

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	45.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	74978T109	Page	3	of	5

Item 1(a).	Name of Issuer.
     The name of the issuer is RXi Pharmaceuticals Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.
     The address of the Issuer’s principal executive office is 60 Prescott Street, Worcester, Massachusetts 01605.

Item 2(a).	Name of Person Filing.
     CytRx Corporation (“CytRx” or the “Reporting Person”).

Item 2(b).	Address of Principal Business Office, or, if None, Residence.
     The business address of CytRx is 11726 San Vicente Boulevard, Suite 650, Los Angeles, California.

Item 2(c).	Citizenship.
     CytRx is a Delaware corporation.

Item 2(d).	Title of Class of Securities.
     The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.
     The CUSIP number is 74978T109.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP No.	74978T109	Page	4	of	5

Item 4.	Ownership.
     The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page and is incorporated herein by reference.
     As of December 31, 2008, CytRx was the beneficial owner of 6,268,881 shares of Common Stock, which represents approximately 45.5% of the shares of Common Stock outstanding as reported in the Issuer’s most recent Form 10-Q. Cytrx has the sole power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, these shares.

Item 5.	Ownership of Five Percent or Less of a Class.
     If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
     Not Applicable.

Item 9.	Notice of Dissolution of Group.
     Not Applicable.

Item 10.	Certifications.
     Not applicable.

CUSIP No.	74978T109	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2009	CYTRX CORPORATION
	By:	/s/ Steven A. Kriegsman
		Name:	Steven A. Kriegsman
		Title:	Chief Executive Officer